

Mail Stop 3030

July 29, 2009

VIA U.S. MAIL AND FAX 905-361-3626

Lawrence Davis
Chief Financial Officer
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8

      Re: Hydrogenics Corporation
              Form 20-F for the year ended December 31, 2008
              Filed June 30, 2009
              File No. 000-31815

Dear Mr. Davis:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 6. Directors, Senior Management and Employees, page 45

Share Ownership, page 59

1.   In future filings, please disclose share ownership by senior management and directors on an individual basis, as required by required by Item 6.E.1 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 59

Transactions with General Motors, page 59

2.   We note your disclosure of the agreements with General Motors regarding licenses of fuel cell stack intellectual property and nomination of a candidate to the board of directors. Please provide us with your legal analysis for not filing these agreements as exhibits to your Form 20-F.

Consolidated Financial Statements, page F-1

3.   In future filings please include the date of the financial statements on each of the financial statements presented. For example, if the balance sheet is as of December 31, 2008, then instead of just referring to 2008, include the entire date.

Note 2. Summary of Significant Accounting Policies, page F-10

Inventories, page F-11

4.   You disclose that you record inventories at the lower of cost or net realizable value under Canadian GAAP. Under U.S. GAAP, you should record inventories at the lower of cost or market. Please tell us why you did not include a discussion and reconciliation for this difference in Note 23. Refer to Statements 5 and 6 of Chapter 4 of ARB 43 or FASB Codification 330-10-35.

Goodwill, page F-11

5.   You disclose that if you perform the second step of the goodwill impairment test under Canadian GAAP you will measure the amount of the impairment loss as the excess of the carrying value of the goodwill over its fair value. Under paragraphs 20 – 21 of SFAS 142, you should determine the amount of any impairment loss based upon the *implied* fair value of goodwill by assigning the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Since we noted that you reflect an

impairment of intangible assets and goodwill of $90.8 million in 2006, please tell us why you did not include a discussion and reconciliation for this difference in Note 23.

Revenue Recognition, page F-12

6.   In your revenue recognition policy you discuss policies to record revenues for long-term contracts and engineering and testing services and other services under multiple-element arrangements. Please tell us in more detail about the nature of the services from which you record these revenues and the significance of these revenues for each of the periods presented.

7.   With respect to your multiple-element arrangements, please clarify for us whether your allocation based upon each unit's relative value is the same as using the relative fair value. Tell us how you record revenue under multiple-element arrangements when the appropriate criteria for separating revenue are not met or there is no objective evidence of fair value, or tell us why this disclosure is not provided.

8.   You disclose that you follow CICA Handbook Section 3065 with respect to your equipment leases. With a view towards enhanced disclosure of your revenue recognition policy, please tell us how the company applies this standard to your facts and circumstances and tell us any differences between Canadian GAAP and U.S. GAAP in this regard.

9.   We note that you recognize revenue prior to delivering the equipment to your customers when certain criteria are met. Please tell us the amount of revenue recognized on this basis for each period presented including your latest interim period. Summarize for us the general terms, including payment terms, for these types of sales.

10.   Further, please tell us whether the buyer, not the seller, made the request that the transaction be on a bill and hold basis and whether the buyer has a substantial business purpose for ordering the goods on a bill and hold basis. Please also tell us whether, with respect to the fixed schedule for delivery of the goods, the date for delivery is reasonable and consistent with the buyer's business purpose.

11.   Please also tell us how you considered each of the following factors with respect to these sales:

- The date by which you expect payment, and whether the you modified your normal billing and credit terms for the buyer;
- Your past experiences with and pattern of bill and hold transactions;
- Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods;
- Whether your custodial risks are insurable and insured; and

- Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer's commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer's commitment).

Stock-Based Compensation, Deferred Share Units and Restricted Share Unit Plan, page F-13

12.   You disclose that forfeitures of stock-based compensation awards, deferred share units and restricted share units are accounted for in the period in which the forfeiture occurs under Canadian GAAP. Under SFAS 123R, you should base your compensation cost on the estimated number of instruments expected to vest and make re-estimates at reporting dates to the extent that subsequent information indicates that the actual number of instruments expected to vest is likely to differ from previous estimates. Please tell us why you did not include a discussion and reconciliation for this difference in Note 23. Refer to paragraph 43 of SFAS 123R.

Note 5. Business Streamlining Initiatives and Wind up of Test Equipment Business, page F-18

13.   Please tell us and disclose in future filings your accounting policy for restructuring costs under both Canadian and U.S. GAAP.

14.   Please tell us and disclose in future filings the disclosures required by paragraphs 20(a), (b) and (d) of SFAS 146, including the following:

- The facts and circumstances leading to the expected activity and the expected completion date;
- For each reportable segment, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) therefore;
- For each major type of cost associated with the activity, the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date; and
- For each major type of cost associated with the activity, a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore.

Otherwise, please tell us why you are not required to provide these disclosures.

Note 22. Segmented Financial Information, page F-27

15.   Please refer to the table at the bottom of the page. Please explain why you present the segment income (loss) line item as if it were a total for each of the columns since we note that the columns do not total to the amounts reflected in this line. As such, explain the purpose of the various line items between revenues from external customers and segment income (loss).

Note 23. Differences Between Canadian and United States Accounting Principles, page F-30

16.   With respect to the reconciliation of net loss for the year from Canadian GAAP to U.S. GAAP, please tell us and in future filings please disclose the nature of the reconciling item for the impairment charge related to intangible assets in 2006 of $13.8 million.

17.   We note that this reconciliation includes a reference to note (i) with respect to stock-based compensation and note (ii) with respect to amortization of in-process research and development. On page F-31 you include only one note labeled as (i) and that relates to in-process research and development. Please revise in future filings.

18.   Please tell us why, given the differences between Canadian and U.S. GAAP noted at the top of page F-32, the condensed statements of operations on page F-31 shows no differences between Canadian and U.S. GAAP.

19.   Please confirm that you reflect all of your reconciling items on a gross basis and not net of the related taxes.

Item 19. Exhibits

20.   Please file as exhibits the employment agreements described under "Employment Agreements" beginning on page 51. Refer to Instruction 4(b)(1) of the Instructions as to Exhibits of Form 20-F.

21.   With respect to exhibit 99.1, please tell us why you refer to a Form 6-K filed on June 16, 2009 when it appears that the Form 6-K was filed on May 13, 2009.

Exhibit 13.2

22.   The certification of your Chief Financial Officer refers to Form 40-F. Please file an amended Form 20-F with a correct certification.

Form F-4 filed July 13, 2009

23.   Please note that we have not completed our review of the financial information related to APIF included in Appendix B and the related unaudited pro forma consolidated financial statements included in Appendix C, as well as the selected historical and pro forma financial data included in your Form F-4. We may issue further comments when we complete our review.

        As appropriate, please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant